UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Date of Report: November 1, 2021

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

Other Events

As previously disclosed, on October 4, 2021, Teekay LNG Partners L.P. (the “Partnership”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the general partner of Teekay LNG (the “General Partner”), relating to the proposed acquisition of the Partnership by Parent. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity of the Merger as a wholly-owned subsidiary of Parent.

On October 27, 2021, the Partnership held a bondholder meeting to approve certain amendments to terms of Norwegian Kroner (“NOK”) denominated bonds of the Partnership totaling 1.85 billion NOK and maturing in 2023 and 2025, respectively. The Partnership received approximately 84 percent and 99 percent approval for the required amendments to the bonds, and will amend the terms of the bonds with the bond trustee accordingly. Approval of such amendments was among the commercial and financial consents required to be obtained as a condition to the closing of the Merger.

The closing of the Merger remains subject to certain other closing conditions, including, among others, the affirmative vote of the holders of a majority of the outstanding common units of the Partnership entitled to vote at the special meeting of the Partnership’s common unitholders, which is scheduled for December 1, 2021.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed Merger and other transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other transaction document, (2) the failure to obtain the Common Unitholder approval or the failure to satisfy other closing conditions in the Merger Agreement or any other transaction document, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of the Partnership or Teekay Corporation (“Teekay”) to retain and hire key personnel and maintain relationships with the Partnership’s customers, suppliers or (ii) the Partnership’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) the Partnership may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s and/or Teekay’s business and the price of their common units or common shares. In addition, if the Merger is completed, the Partnership may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership or Teekay are described in the risk factors included in its filings with the SEC, including the Partnership’s and Teekay’s respective Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of the Partnership and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Partnership. In connection with the proposed Merger, the Partnership will furnish a proxy statement and file or furnish other relevant materials with the U.S. Securities and Exchange Commission (“SEC”). In connection with the Special Meeting, the Partnership will mail or otherwise furnish to the Partnership’s common unitholders of record as of the record date of October 28, 2021 the proxy statement describing the merger proposal to be voted upon at the Special Meeting, as well as logistical information related to the Special Meeting. Along with a proxy statement, the Partnership will also send and forward a proxy card or voting instruction form enabling common unitholders to submit their votes on that proposal. BEFORE MAKING ANY VOTING DECISION, THE PARTNERSHIP’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS TO BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that the Partnership may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and the Partnership’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

The Partnership, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of the Partnership and Teekay or such subsidiaries and agents retained by the Partnership may be deemed to be participants in the solicitation of proxies from common unitholders of the Partnership in favor of the proposed Merger. Information about directors and executive officers of the Partnership or applicable affiliates and their beneficial ownership of the Partnership’s common units is set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: November 1, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary